

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2017

J. Craig Thompson
Chief Executive Officer
Anthera Pharmaceuticals, Inc.
25801 Industrial Boulevard, Suite B
Hayward, California 94545

      Re: Anthera Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 20, 2017
           File No. 001-34637

Dear Mr. Thompson:

We have reviewed your filing and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note that the issuance of the Class Y Convertible Preferred Stock and warrants to purchase common stock in the second closing is contingent upon obtaining shareholder approval of the underlying common stock as set forth in Proposal 1. Because there will be no separate opportunity for shareholders to vote on the issuance of the senior securities, please revise your disclosure to provide information responsive to Item 13(a) of Schedule 14A or tell us why you believe it is not required. Please refer to Item 11(e) and Instruction 1 to Item 13 of Schedule 14A, as well as Note A of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Bradley A. Bugdanowitz